Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2000

October 18th, 2013

Ms. Jessica Barberich
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Alto Palermo S.A. (APSA), Form 20-F for Fiscal Year ended June 30, 2012
Filed October 31, 2012, File No. 000-30982

Dear Ms. Barberich:
On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated August 29, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 26, 2012, pursuant to the Securities Act of 1934, as amended. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 6-K filed December 18, 2012

Exhibit 1 - Notes to the Unaudited Consolidated Financial Statements

1 Summary of significant accounting policies

1.26 Revenue Recognition, page 99

Development property activities, page 102

1. We note your response to prior comment 1 in our letter dated June 17, 2013. We continue to question whether you have transferred the significant risks and rewards of ownership to the buyer at the time of the transfer of land as required by paragraph 14 of IAS 18 for recognition of revenue. Please provide an expanded discussion of your conclusion which separately analyzes the terms of each barter contract outstanding during the past three years. Your response should address, but not be limited to, the date these contracts were entered into, the current status of the land development, the agreed-upon time frame for performance and a comparison of the historical performance of the developers to the agreed upon terms and timelines, quantification of any penalties that the developers have incurred due to delays in construction and your contractual rights in the event that the developers do not perform.

2. It continues to be unclear whether or not you have retained either managerial continuing involvement or effective control over the property subject to the barter transactions, given that the contractual terms of your arrangement with the developer appear to limit its ability to act as owner of the property. Please also clarify the guidelines in the barter contracts for what the developers can do with the land (e.g., as it relates to the nature of the units to be built, the size of the units, the ability of the developer to not develop the property, the ability of the buyer to sell the land, etc.).

In response to the Staff’s comments 1 and 2 above, we provide below a single response addressing both comments. The Company advises the Staff that there were three barter transactions outstanding as of June 30, 2011 (please refer to subheadings 1 and 2 below), and two barter transactions outstanding as of June 30, 2012 and 2013 (please refer to subheadings 1 and 2 a) below). An expanded discussion of the terms and our conclusions for each barter transaction is included below.

1. Agreement with TGLT S.A. for the sale of a plot of land located at Beruti 3351/59, Buenos Aires

On October 13, 2010, the Company and TGLT S.A. (hereinafter referred to as “TGLT”), a third-party residential developer, entered into an agreement pursuant to which the Company sold to TGLT a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and a predetermined percentage of the future residential apartments of the building to be constructed by TGLT on the land.

The transaction was agreed upon at US$ 18.8 million. The consideration transferred by TGLT included: (i) a number of apartments representing 17.33% of the total square meters of residential space; (ii) a number of parking spaces representing 15.82% of the total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. Despite the percentages detailed above, the agreement established a minimum quantity of square meters to be received by the Company in exchange for the land. TGLT paid US$ 10.7 million in cash on November 5, 2010. On December 16, 2010, the deed of title of the land was executed.

During 2011, a civil not-for-profit organization known as “Asociación Amigos de Alto Palermo” initiated actions against the construction of any property on the land alleging negative environmental impact. On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works. Subsequently, in April 2012, the Administrative and Tax Contentious Appeal Court of the City of Buenos Aires lifted the precautionary measure and, therefore, the constructions works continued. The Company was not party to and did not participate in these legal proceedings.

The agreement originally required TGLT to complete the construction of the property within 32 months after the deed of title of the land was executed (i.e. December 16, 2010). The agreement also required TGLT to deliver the possession and execute the deeds of title of the apartment units and parking spaces in favor of the Company, within 36 months after December 16, 2010. The agreement also established that, in the event of administrative or other type of delays that are outside of the control of TGLT, the period of time to fulfill the obligations would be automatically extended for the same period corresponding to those delays and would not give right to any penalty to be applied to TGLT. The precautionary measure issued by the Administrative and Tax Contentious Law Court No. 9 that interrupted the construction was considered as a delay outside of the control of TGLT and, therefore, the agreed timelines were extended for an equivalent period to the delay.

Considering the above, the status of the agreement as of each year end was the following:

As of June 30, 2011	As of June 30, 2012	As of June 30, 2013
Construction interrupted due to precautionary measure.	Under construction.	Under construction.

Given the fact that TGLT did not pay for the land in full and committed itself to settle the outstanding receivable through the delivery of apartment units, TGLT granted the following warranties to the Company as a security for the performance of its obligations under the agreement: (i) a first degree mortgage in favor of the Company for a total amount of US$ 8.1 million, (ii) surety insurances for a total amount of US$ 8.1 million (as a reinforcement of the warranty described in (i)), and (iii) surety insurances for a total amount of US$ 0.5 million as a warranty for potential defects and/or delays in the units to be delivered by TGLT. Furthermore, in the event that TGLT does not perform its obligations (e.g. it does not complete the development of the property) the Company has the following contractual rights: (i) to require TGLT the fulfillment of the obligations together with the payment of penalties and indemnifications for any damages caused; (ii) execute the warranties granted by TGLT; (iii) declare the agreement terminated and request the restitution of the land; and/or (iv) initiate any action, resource or legal claim in accordance with law. The agreement also stipulates the application of penalties in the event of delays incurred by TGLT.

As of the date of this letter, TGLT has not incurred in any penalty due to delays in the project and it is not expected that TGLT will not fulfill its obligations under the agreement.

Considering the foregoing, the Company advises the Staff that it analyzed whether all the criteria for revenue recognition set forth in paragraph 14 of IAS 18 for the sale of goods were met at the time of transfer of the land, as follows:

The entity has transferred to the buyer the significant risks and rewards of ownership of the good:

As previously mentioned, the legal title and possession of the land was transferred from the Company to TGLT on December 16, 2010. The title was appropriately registered with the corresponding authority under the name of TGLT. As we further described in our response to the

Staff’s comment 1 in the letter dated July 22, 2013, the Company obtained warranties (i.e. mortgage and surety insurances) solely as to protect the collection of the remaining amount due by the purchaser of the land. Therefore, the warranties were issued on the land solely to ensure that the Company had something to claim for in the unlikely event that TGLT does not fulfill its obligations. As noted in paragraph 17 of IAS 18, in these circumstances, the recognition of revenue is not affected. In addition, the Company concluded that this criterion for revenue recognition was met at the time of the agreement because of the following:

•
The Company will receive a minimum quantity of square meters of units of the developed property, despite the actual square meters finally developed by TGLT and even if the transfer of those units represents a loss for the developer. The right to receive this minimum quantity of units assures the collectability of the market value of the land transferred and demonstrates that the Company shares no risk in the development and final output of the project;

•
A significant portion of the value of the land (e.g. more than 50%) was already paid by the developer through the cash payment. The remaining portion is expected to be paid as originally agreed between the parties (i.e. no upside is expected as no significant changes were introduced to the original project);

•	TGLT will retain a significant portion of the constructed property (e.g. approximately 85% of total units) and has the ability to unilaterally determine the sales prices of its future units;

•
TGLT has no right to rescind the agreement or to return the land for any reason. The land would only be reverted to the Company in the unlikely event that the developer defaults on its obligations (similar to a sale with a seller-financing where the debtor does not fulfill with the obligation of the payment in cash);

•
TGLT has economic substance and there was no doubt about its intention to take the delivery of land. Furthermore, the agreement specifically established that TLGT is committed to construct and finalize the construction of the building at its sole charge, cost, risk and responsibility;

•
Once the deed of title of the land is executed, there is no further obligation of the Company. All risks associated with ownership are retained by TGLT. Furthermore, the agreement specifically established that the Company assumes no contingency, risks or responsibility for whole or part of the units to be constructed by TGLT. The fact that the Company was not, in accordance with Argentine law, involved in the legal proceedings initiated against the construction of the property also reflects that significant risks are not retained.

It is probable that the economic benefits associated with the transaction will flow to the entity:

Under the signed agreement, the Company received a significant portion of the consideration (approximately 57%) for the land in cash. The remaining portion of the consideration will be received in the form of future completed apartment units and parking spaces, which are expected to have a higher value than the value of the land transferred. TGLT is a well-recognized developer in the market and there were no indicators that TGLT will not fulfill its obligations at the time of the transaction. Furthermore, the Company entered into this transaction after considering several conditions of TGLT including, but not limited, to its economic, legal, technical and commercial capacity to fulfill the obligations under the agreement. In addition, and even though the quantity of units to be received are determined as a percentage of the total square meters to be constructed in that land, the agreement stipulates a minimum quantity of square meters to be delivered by TGLT. This clause is included in the agreement as a protection for the Company regarding the value of the land given up. Therefore, at the time of the transaction, there was no uncertainty as to the collectability and/or the ability of TGLT to deliver the future apartment units.

The amount of revenue can be measured reliably:

As described in our response to the Staff’s comment 1 in the letter dated July 22, 2013, the revenue was measured at the fair value of the land given up as permitted by paragraph 12 of IAS 18.

The costs incurred or to be incurred in respect of the sale can be measured reliably:

The cost of the transfer is represented by the net book value of the land given up. There are no future costs to be incurred by the Company.

The entity does not retain either managerial continuing involvement to the degree usually associated with ownership or effective control over the goods sold:

As described in our response to the Staff’s comment 1 in the letter dated July 22, 2013, the Company offers the land for purchase to third parties (including developers) and in the process of evaluating offers received it will finally sell the land to the party which in the Company’s opinion could get the maximum output from the site, and therefore provides higher value to the asset owned by the Company.

Specifically, the Company received an offer from TGLT to purchase the land on which TGLT plans to construct a residential apartment building. The Company considered that this project was not only financially and physically feasible, but also that would maximize the value of the land. Once the deed of title of the land was executed, the Company had no involvement whatsoever in the management or financing of the project. In fact, the agreement specifically established that TGLT assumes at its own cost, risk and responsibility, all the obligations related to the approval, construction, development, organization, completion and/or commercialization of the building to be constructed; and that TGLT cannot claim the Company any difference due to errors, additional works and/or costs that arise from the development of the property. Furthermore, the agreement established that the Company would be hold free and relieved from liability against any action, damage or claim that may be initiated by third parties (e.g. the Company had no involvement in the legal proceedings initiated against the construction of the property). In addition, the Company concluded that this criterion for revenue recognition was met at the time of the agreement because of the following:

•
The economics of the transaction does not make it likely that the land will be returned to the Company. As previously mentioned, it is expected that TGLT will complete the construction of the property and, therefore, the land would only be reverted to the Company in the unlikely event that the developer defaults on its obligations;

•
The agreement established the specific apartment units and parking spaces that will be received by the Company (including its size, location in every floor and minimum qualitative characteristics to protect the value of the land given up). Once the construction of the property is finalized, TGLT will retain full control over all the apartment units

•
constructed that are not required to be delivered to the Company. This means that TGLT has the ability to unilaterally determine the future use (e.g. own use, rental and/or sale) and the future rental and/or sale price of those units. Furthermore, TGLT has the ability to sell these apartment units before construction is finalized and the Company has no right to influence in the determination of their sales prices. The Company may also sell the specific apartment units that it will receive before construction is finalized;

•
The agreement stipulated that TGLT has the ability to introduce modifications to the design of the project and/or the apartment units after the agreement is signed. However, if this is the case, TGLT shall inform the Company of the intended modifications and the Company has a period of time to raise observations, if any. Observations raised by the Company cannot be unfunded. In the event the Company raised observations, the parties have a period of 30 days to reach an agreement. If no agreement is reached, the difference is subject to an arbitrary third party procedure. The purpose for including this clause in the agreement is solely to protect the monetary value of the apartment units to be received by the Company (e.g. if this clause does not exist, the developer may unilaterally introduce modifications that reduce the quality of the future apartments units to be received and hence the Company would receive a lower value for the land sold). Furthermore, and in order to execute surety insurances, the Company is obliged to timely inform the insurance company for any event that may lead TGLT to not fulfill its obligations (e.g. introduction of inappropriate modifications to the units). In addition, the Company does not have the ability to introduce and/or initiate any modification to the design of the project and/or the apartment units. Based on the foregoing, the right held by the Company is protective in nature and only prevents the counterparty from unilaterally changing the nature of what has been promised. Therefore, the existence of this clause does not transfer to the Company control over the property or provides for continuing managerial involvement to the extent normally associated with ownership. Appendix B of IFRS 10 contains guidance explaining that protective rights do not convey control to the holder of those rights;

•
TGLT can sell the land, but only with the prior consent of the Company. However, the agreement specifically established that this restriction is only for the purpose of assuring that the potential acquirer will be able to fulfill all the obligations assumed by TGLT in the agreement. Therefore, in order to transfer the land, the potential acquirer shall demonstrate economic, legal, technical and commercial capacity for the fulfillment of the obligations assumed by TGLT and to expressly assume their responsibility for those obligations. This demonstrates that the clause is protective in nature, in order to assure the value and collection of the future units to be received. As this is only a protective right to prevent the counterparty from not fulfilling its obligations, it does not transfer to the Company control over the property or provides for continuing managerial involvement to the extent normally associated with ownership;

•	If the consent to sell the land is obtained from the Company, TGLT has the ability to unilaterally determine the sales price of the land.

Based on the foregoing discussion, the Company concluded that it was appropriate to record revenue at the time of the transfer of the land to the developer.

2. Agreements with Condominios del Alto S.A. for the sale of plots of land located in Rosario

a) Torres Rosario Project – Parcel 2-H

On November 27, 2008, the Company and Condominios del Alto S.A. (hereinafter referred to as “Condominios”) entered into an agreement pursuant to which the Company sold to Condominios a plot of land (identified as parcel 2 H) located in the City of Rosario (Province of Santa Fe) for cash and a predetermined percentage of the future residential apartments of the building to be constructed by Condominios on the land.

The transaction was agreed upon at US$ 2.3 million. At the time of the agreement, legal title and possession of the land was transferred to Condominios. In consideration, Condominios paid US$ 0.1 million in cash and agreed to transfer the Company: (i) 42 apartment units with a total of 3,189 square meters, representing 22% of the total square meters of residential space; and (ii) 47 parking spaces, representing 22% of the total square meters of parking space. In accordance with the agreement, Condominios had the ability to unilaterally modify the project in order to construct additional apartment units and/or parking spaces within the property. In that case, the Company had the right to receive a 22% of those additional square meters constructed.

The agreement required Condominios to complete the construction of the project within 30 months after the date of the agreement. The agreement also required Condominios to deliver the possession and execute the deeds of title of the apartment units and parking spaces to be received by the Company within 36 months after the date of the agreement. The agreement also established that, in the event of administrative or other type of delays that are outside of the control of Condominios, the period of time to fulfill the obligations would be automatically extended for the same period corresponding to those delays and would not give right to any penalty to be applied to Condominios.

The performance of Condominios with respect to the construction of the project was in accordance with agreed timelines, with only certain non-significant delays considered outside of the control of Condominios. However, the deeds of title of the apartment units were not executed due to administrative delays incurred by Condominios in order to obtain the approval of the “Reglamento de Copropiedad” (or Condominium Building Regulation) from the corresponding authority. The “Reglamento de Copropiedad” is a document which principally includes a detailed description of the property (e.g. common areas) and of each unit, together with the rules and regulations of organization and cohabitation within the building. In accordance with law, deeds of title of apartment units and/or parking spaces cannot be executed without the approval of the “Reglamento de Copropiedad”.  As of the date of this letter, Condominios obtained the approval of the “Reglamento de Copropiedad” and, therefore, deeds of title are expected to be executed in November 2013.

Considering the above, the status of the agreement as each year end was the following:

As of June 30, 2011	As of June 30, 2012	As of June 30, 2013
Under construction.	Construction finalized.	Deeds of title expected to be executed in November 2013.

Given the fact that Condominios did not pay for the land in full and committed itself to settle the outstanding receivable through the delivery of apartment units, Condominios granted the following warranties to the Company as a security for the performance of its obligations under the agreement: (i) a first degree mortgage in favor of the Company for a total amount of US$ 2.3 million, and (ii) surety insurances for a total amount of US$ 2.3 million. Furthermore, in the event that Condominios does not perform its obligations (e.g. it does not complete the development of the property) the Company has the following contractual rights: (i) to require Condominios the fulfillment of the obligations together with the payment of penalties and indemnifications for any damages caused; (ii) to execute the warranties granted by Condominios; (iii) to declare the agreement terminated and request the restitution of the land; (iv) to require the payment in cash for the amount due and/or (v) to initiate any action, resource or legal claim in accordance with law. The agreement also stipulated the application of penalties in the event of delays incurred by Condominios.

As of the date of this letter, Condominios has not incurred in any penalty due to delays in the project and it is not expected that Condominios will not fulfill its obligations under the agreement. The aforementioned delay in the registry of the “Reglamento de Copropiedad” was considered as a delay outside of the control of Condominios and, therefore, the agreed timeline to execute the deeds of title were extended until the authorization is obtained.

b) Torres Rosario Project – Parcel 2-G

On October 11, 2007, the Company and Condominios entered into an agreement pursuant to which the Company sold to Condominios a plot of land (parcel 2 G) located in the City of Rosario (Province of Santa Fe) for cash and a predetermined percentage of the future residential apartments to be constructed by Condominios on the land.

The transaction was agreed upon at US$ 1.1 million. At the time of the agreement, legal title and possession of the land was transferred to Condominios. In consideration, Condominios paid US$ 0.1 million in cash and agreed to transfer the Company: (i) 15 apartment units with a total of 1,504 square meters, representing 14.85% of the total square meters of residential space; (ii) 15 parking spaces, representing 15% of the total square meters of parking space, and (iii) a number of storage rooms, representing 15% of the total square meters of storage space. Condominios had the ability to unilaterally modify the project in order to construct additional apartment units and/or parking spaces within the property. In that case, the Company had the right to receive a 15% of those additional square meters constructed.

Given the fact that Condominios did not pay the land in full and committed itself to settle the outstanding receivable through the delivery of the apartment units, Condominios granted the following warranties to the Company as a security for the performance of its obligations under the agreement: (i) a first degree mortgage in favor of the Company for a total amount of US$ 1.1 million, and (ii) surety insurances for a total amount of US$ 1.6 million. Furthermore, in the event that Condominios does not perform its obligations, the Company has the following contractual rights: (i) to require Condominios the fulfillment of the obligations together with the payment of penalties and indemnifications for any damages caused; (ii) to execute the warranties granted by Condominios; (iii) to declare the agreement terminated and request the restitution of the land; (iv) to require the payment in cash for the amount due and/or (v) to initiate any action, resource or legal claim in accordance with law. The agreement also stipulates the application of penalties in the event of delays incurred by Condominios.

The agreement required Condominios to complete the construction of the project within 27 months after the date of the agreement. The agreement also required Condominios to deliver the possession and execute the deeds of title of the apartment units and parking spaces to be received by the Company within 33 months after the date of the agreement. The agreement also established that, in the event of administrative or other type of delays that are outside of the control of Condominios, the period of time to fulfill the obligations would be automatically extended for the same period corresponding to those delays and would not give right to any penalty to be applied to Condominios.

The performance of Condominios with respect to the construction of the project was in accordance with agreed timelines. However, the period required for executing the deeds of title of the apartment units and/or parking spaces was extended due to administrative delays incurred by Condominios in order to obtain the approval of the “Reglamento de Copropiedad” from the corresponding authority. Therefore, the deeds of title were executed in December 2011.

The aforementioned delay in the registry of the “Reglamento de Copropiedad” was considered as a delay outside of the control of Condominios, and, therefore, Condominios had not incurred in any penalty during the development of the project.

Considering the above, the status of the agreement as each year end was the following:

June 30, 2011	June 30, 2012	June 30, 2013
Construction finalized.	Agreement completed.	Agreement completed.

Conclusions on agreements with Condominios

There are no significant differences between the conditions of the two contracts signed between the Company and Condominios. Therefore, the conclusions detailed below are applicable for both agreements.

Based on the foregoing, the Company advises the Staff that it analyzed whether all the criteria for revenue recognition set forth in paragraph 14 of IAS 18 for the sale of goods were met at the time of transfer of the land, as follows:

The entity has transferred to the buyer the significant risks and rewards of ownership of the good:

The legal title and possession of the land was transferred from the Company to Condominios at the time of the agreement. The title was appropriately registered with the corresponding authority under the name of Condominios. The warranties obtained are solely as to protect the collection of the remaining amount due by the purchaser of the land, and to ensure that the Company had something to claim in the unlikely event that Condominios does not fulfill its obligations. As noted in paragraph 17 of IAS 18, in these circumstances, the recognition of revenue is not affected. In addition, the Company concluded that this criterion for revenue recognition is met at the time of the agreement because of the following:

•
The Company will receive a specific quantity of apartment units and parking spaces of the developed property, despite the actual square meters finally developed by Condominios and even if the transfer of those units represents a loss for the developer. As previously mentioned, the right to receive this minimum quantity of units assures the collectability of the market value of the land transferred and demonstrates that the Company shares no risk in the development and final output of the project;

•
Condominios will retain a significant portion of the constructed property (e.g. approximately 80% and 85% of total units for parcel 2-H and 2-G, respectively) and has the ability to unilaterally determine the sales prices of its future units;

•
Condominios has no right to rescind the agreement or to return the land for any reason. The land would only be reverted to the Company in the unlikely event that the developer defaults on its obligations;

•
Condominios has economic substance and there was no doubt about its intention to take the delivery of land. Furthermore, the agreement specifically established that Condominios is committed to construct and finalize the construction of the building at its sole charge, cost, risk and responsibility. In the case of the agreement of Torres Rosario – Parcel 2 G, the project was successfully completed by Condominios;

•
The agreement specifically established that there is no further obligation of the Company. All risks associated with ownership are retained by Condominios. Furthermore, the agreement specifically established that the Company assumes no contingency, risks or responsibility for whole or part of the units to be constructed by Condominios.

It is probable that the economic benefits associated with the transaction will flow to the entity:

Under the signed agreement, the Company received a portion of the consideration in cash at the time of the agreement. The remaining portion of the consideration will be received in the form of a fixed quantity of future completed apartment units and parking spaces (or a higher quantity in the event Condominios can construct additional square meters), which are expected to have a higher value than the value of the land transferred. Condominios is a well-recognized developer in the market and there were no indicators that Condominios will not fulfill its obligations at the time of the transaction. Furthermore, the Company entered into this transaction after considering the economic, legal, technical and commercial capacity of Condominios. Therefore, at the time of the agreement, there was no uncertainty as to the collectability and/or the ability of Condominios to deliver the future apartment units. Furthermore, in the case of parcel 2-G, the agreement was subsequently completed and the Company received the apartment units from Condominios as originally agreed.

The amount of revenue can be measured reliably:

The revenue was measured at the fair value of the land given up as permitted by paragraph 12 of IAS 18.

The costs incurred or to be incurred in respect of the sale can be measured reliably:

The cost of the transfer is represented by the net book value of the plot of land given up. There are no future costs to be incurred by the Company.

The entity does not retain either managerial continuing involvement to the degree usually associated with ownership or effective control over the goods sold:

The Company received an offer from Condominios to purchase the land on which Condominios plans to construct a residential apartment building. The Company considered that this project was feasible and that would maximize the value of the land. Moreover, the Company had no involvement whatsoever in the management or financing of the project. In fact, the agreement specifically established that Condominios assumes at its own cost, risk and responsibility, all the obligations related to the approval, construction, development, organization, completion and/or commercialization of the building to be constructed; and that Condominios cannot claim the Company any difference due to errors, additional works and/or costs that arise from the development of the property. Furthermore, the agreement established that the Company would be hold free and relieve from liability against any action, damage or claim that may be initiated by third parties. In addition, the Company concluded that this criterion for revenue recognition was met at the time of the agreement because of the following:

•
The economics of the transaction does not make it likely that the land will be returned to the Company. As previously mentioned, it is expected that Condominios will complete the construction of the property and, therefore, the land would only be reverted to the Company in the unlikely event that the developer defaults on its obligations;

•
The agreement establishes the specific apartment units and parking spaces that will be received by the Company. Once the construction of the property is finalized, Condominios retains full control over all the apartment units constructed that are not required to be delivered to the Company. This means that, at the time of the agreement, Condominios has the ability to unilaterally determine the future use (e.g. own use, rental and/or sale) and the future rental and/or sale price of those units. Furthermore, Condominios has the ability to sell these apartment units before construction is finalized and the Company has no right to influence in the determination of their sales prices. The Company may also sell the specific apartment units that it will receive before construction is finalized;

•
Condominios has the ability to unilaterally modify the project in order to construct additional apartment units and/or parking spaces within the property. However, any modification on the design and/or quality of the project shall be approved by the Company. In addition, the Company does not have the ability to introduce and/or initiate any modification to the design of the project and/or the apartment units. As previously mentioned, this is a protective clause included solely for the purpose of protecting the monetary value of the apartment units to be received by the Company, and does not transfer to the Company control over the property or provides for continuing managerial involvement to the extent normally associated with ownership;

•
Condominios can sell the land, but only with the prior consent of the Company. This restriction is included due to the individual capacities of Condominios (e.g. technical, financial, commercial) that were considered by the Company when entering into the agreement.  As previously mentioned, the right held by the Company is only protective in order to assure the value and collection of the future units to be received, and does not transfer to the Company control over the property or provides for continuing managerial involvement to the extent normally associated with ownership;

•	If the consent to sell the land is obtained from the Company, Condominios has the ability to unilaterally determine the sales price of the land.

Based on the foregoing discussion, the Company concluded that it was appropriate to record revenue at the time of the transfer of the land to the developer.

3. We note your response to prior comment 5 in our letter dated April 19, 2013. You state that you believe the in-kind receivable does not meet the definition of an intangible asset due to its significant physical substance. It continues to appear that the in-kind receivable provides you with a right to an un-built property that as of the end of each of your financial statement periods does not have physical substance. It appears that you will only obtain something of physical substance at the point in time that completed and built units are transferred to you under the terms of the barter arrangement. Please expand your response to address the nature of the asset that exists as of the end of each of your financial statement periods.

The Company advises the Staff that the nature of the asset that exists at the end of each reporting period corresponds to the contractual right to receive apartment units from the developer.

Paragraph 6 of IAS 2 “Inventories” defines inventories as assets: (a) held for sale in the ordinary course of business; (b) in the process of production for such sale; or (c) in the form of materials or supplies to be consumed in the production process or in the rendering of services.

As previously mentioned, the agreements generally establish the specific apartment units and/or other spaces that will be received by the Company (including its size, location and minimum characteristics). The Company expects to sell the completed property when received, or may sell the units prior to completion of the development (as the units to be received are individually identified in the agreement, the Company has the ability to unilaterally sell those units to third parties, even though the construction activities have not begun). The Company performs these types of transactions in the ordinary course of business, not only with properties developed by third parties through barter agreements, but also with self-constructed properties. Therefore, the Company believes that the asset it holds meet the definition of inventories (e.g. trading properties in the terminology used by the Company) in accordance with IAS 2, as it is an asset held for sale in the ordinary course of business.

Furthermore, paragraph 3 of IAS 38 “Intangible assets” establishes that the standard is not applicable for “intangible assets held by an entity for sale in the ordinary course of business” and includes a reference to IAS 2 for the accounting of these types of assets. Therefore, in the event the nature of the asset held by the Company would meet the definition of an intangible asset, it would anyway be treated as inventories in accordance with IAS 2, as it is held for sale in the ordinary course of business.

 Please call me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

Alto Palermo Sociedad Anónima

October 18th, 2013	By:	/s/Jaime Mercado
cc: Matías I. Gaivironsky
Leonardo Magliocco